UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Biodesix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

09075X108
 (CUSIP Number)

Richard McCormick
688 Pine Street
Burlington, VT 05401
(802) 923-3826
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2022
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 09075X108	SCHEDULE 13D	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Matthew Strobeck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,401,832 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,401,832 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,401,832 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) This amount includes 11,717 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

(2) This percentage is based on the sum of 39,599,846 Shares outstanding, based on information from the Issuer, plus 11,717 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

CUSIP No: 09075X108	SCHEDULE 13D	Page 3 of 6 Pages
Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer”), whose principal executive offices are located at 2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Matthew Strobeck (the “Reporting Person”)

(b)	The address of the principal office of the Reporting Person is 688 Pine Street, Burlington, VT 05401.

(c)	The principal business of the Reporting Person is to invest in securities.

(d)	The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to and in connection with the Issuer’s initial public offering (the “IPO”), the Reporting Person, directly and indirectly on behalf of Birchview Fund LLC and Birchview Capital Separately Managed Account, each for which the Reporting Person serves as Manager, Clajer Capital LLC, of which the Reporting Person is an affiliate, and four UGMA accounts held for the benefit of the Reporting Person’s children, participated in privately-negotiated transactions, equity financings and equity award grants involving Issuer securities.

Prior to the IPO, the Reporting Person acquired, in a series of transactions, 4,937,172 shares of the Issuer’s Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, (collectively, the "Preferred Stock") for an aggregate purchase price of approximately $10,328,668.  These shares of Preferred Stock converted into 831,747 Shares at the closing of the IPO for no additional consideration.

Prior to the IPO, Clajer Capital LLC acquired 130,433 shares of the Issuer’s Series H Preferred Stock for an aggregate purchase price of approximately $149,998.  These shares of Series H Preferred Stock converted into 21,973 Shares at the closing of the IPO, for no additional consideration.

Prior to the IPO, each of the Reporting Person, Clajer Capital LLC and his four UGMA accounts acquired, in a series of transactions, an aggregate of $1,537,317.57 principal of the Issuer’s 3% Convertible Debt, due June 30, 2021: the Reporting Person acquired $1,076,380.43 principal, Clajer Capital LLC acquired $260,937.14 principal, and each UGMA account acquired $50,000 principal.  Upon closing of the IPO, the outstanding principal and unpaid accrued interest on this 3% Convertible Debt converted into an aggregate 109,303 Shares at a conversion price of $14.40, or 80% of the $18 IPO price per Share: the Reporting Person acquired 76,539 Shares, Clajer Capital acquired 18,692 Shares and each UGMA account acquired 3,518 Shares.

Prior to the IPO, while serving in his capacity as a director of the Issuer, the Reporting Person was awarded for no additional consideration two stock options.  One option was granted on July 16, 2019 for 35,157 Shares with an exercise price of $6.83 per Share, which the Reporting Person exercised in full on December 7, 2020.  The other option was granted on April 15, 2020 for 35,157 Shares with an exercise price of $6.83 per Share, which the Reporting Person exercised in part for 23,440 Shares on December 7, 2020. Each stock option vested in 12 successive, equal monthly installments.

CUSIP No: 09075X108	SCHEDULE 13D	Page 4 of 6 Pages
The foregoing numbers reflect the 0.1684664-for-1 reverse stock split effected on the Shares on October 19, 2020.

In connection with the closing of the IPO on October 30, 2020, Birchview Fund LLC purchased 72,500 Shares and Birchview Capital Separately Managed Account purchased 10,833 Shares, each at the IPO price of $18 per Share.  On June 29, 2021, the Reporting Person was awarded 20,044 restricted stock units, which vested in full on March 31, 2022 and settled in Shares, all for no additional consideration.  On December 30, 2021, Birchview Fund LLC purchased 138,700 Shares and Birchview Capital Separately Managed Account purchased 9,100 Shares, each at a price of $4.35 per Share.  On April 7, 2022, the Reporting Person entered into a subscription agreement with the Issuer, pursuant to which the Reporting Person agreed to purchase 558,659 Shares directly and 558,659 Shares for Birchview Fund LLC, each at a price of $1.79 per Share.

The Shares reported herein were acquired using personal funds of the Reporting Person and his spouse and the working capital of various accounts managed by the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person holds the securities of the Issuer for investment purposes in the ordinary course of his business of investing in securities for his own account.  The Reporting Person is a member of the Issuer’s board of directors (the “Board”), a position he has held since January 2012.  In such capacity, the Reporting Person may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control.

The Reporting Person expects to review from time to time his investment in the Issuer and may, depending on the market and other conditions and subject to applicable law: (i) acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of his holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 2,401,832 Shares, which represents approximately 6.1% of the Shares outstanding.  This amount includes: (i) 1,545,586 Shares held directly by the Reporting Person; (ii) 11,717 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (iii) 769,859 Shares held by Birchview Fund LLC, for which the Reporting Person serves as Manager; (iv) 19,933 Shares held by Birchview Capital Separately Managed Account, for which the Reporting Person serves as Manager; (v) 40,665 Shares held by Clajer Capital LLC, of which the Reporting Person is an affiliate; and (vi) 3,518 Shares held in each of four UGMA accounts (for an aggregate amount of 14,072 Shares) held for the benefit of the Reporting Person’s children.

The foregoing beneficial ownership percentages are based on 39,599,846 Shares outstanding as of April 14, 2022, based on information from the Issuer, plus the 11,717 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

(c) The response to Item 3 is incorporated by reference herein.  Except as set forth in this Schedule 13D, no transactions in the Shares have been effected by the Reporting Person within the past 60 days.

CUSIP No: 09075X108	SCHEDULE 13D	Page 5 of 6 Pages
(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

On October 10, 2018, the Reporting Person and other investors entered into an Eleventh Amended and Restated Investor Rights Agreement with the Issuer (the “Investor Rights Agreement”). Under the Investor Rights Agreement, parties to the Investor Rights Agreement, including the Reporting Person, are entitled to certain rights with respect to the registration under the Securities Act of the Shares they received upon conversion of the Issuer’s Preferred Stock (the “Registrable Securities”), including (i) demand registration rights upon a written request from the holders of a majority of the Registrable Securities, (ii) piggyback registration rights, and (iii) for holders of at least 10% of the Registrable Securities, Form S-3 registration rights. These registration rights terminate on October 30, 2025 (the date five years following the closing of the IPO).

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Eleventh Amended and Restated Investor Rights Agreement, by and among Biodesix, Inc. and the investors listed on Exhibit A thereto, dated October 10, 2018 (incorporated by reference to Exhibit 4.2 of the registration statement on Form S-1 filed by the Issuer with the SEC on October 2, 2020)

CUSIP No: 09075X108	SCHEDULE 13D	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Matthew Strobeck

/s/ Matthew Strobeck

April 18, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).